Exhibit 4.6

March 28, 2003

FROM:                                                         The Walt Disney Company (Netherlands) B.V.

TO:                                                                            Euro Disney SCA

Re:                                                                               License Agreement

Ladies and Gentlemen:

Reference is made to the License Agreement (the “License Agreement”) dated as of February 28, 1989, as amended by a First Amendment dated as of January 1, 1991, a Second Amendment dated as of March 1, 1993, a Third Amendment dated as of June 10, 1994, entered into among THE WALT DISNEY COMPANY, a Delaware corporation (“TWDC”), THE WALT DISNEY COMPANY (NETHERLANDS) B.V. a Dutch corporation (the “Licensor”) as temporary successor to TWDC and EURO DISNEY S.C.A., a French société en commandite par actions (the “Licensee”).

We understand that the Licensee currently operates under special financial constraints resulting from the Waiver Request (as defined below).  We understand further that Euro Disney S.A. is prepared to assist the Licensee to meet its obligations under the Waiver Request by waiving (the “Base Management Fee Waiver”) certain of its rights in connection with of the amount of the Rémunération de Base (“Base Management Fee”), as defined in Article 4.2(a) of the Licensee’s by-laws, payable to Euro Disney S.A.

Based on the foregoing, we are prepared to also assist the Licensee to meet its obligations under the Waiver Request by waiving certain of our rights in connection with the royalties payable under the License Agreement.

* * *

As used herein the following terms shall have the respective meanings indicated below:

“Common Agreement” means the Common Agreement dated August 10, 1994 among the Licensee and all other borrowers under the Financing Contracts (as defined therein), and lenders under the Financing Contracts.

“Third Amendment” means the Third Amendment to the License Agreement referred to in the first paragraph of the preamble to this letter.

“Waiver Request” means the Waiver Request dated September 30, 2002 executed by the Licensee in support of a request for waiver from certain obligations under the Common Agreement.

(a) Royalties Scheduled to be Paid for the Remainder of the Fiscal Year Ending on September 30, 2003 and the Fiscal Year Ending on September 30, 2004.  Notwithstanding Sections 6.1 and 6.3 of the License Agreement, we hereby unconditionally and irrevocably agree to receive payment of royalties due under the License Agreement in respect of (x) the last three quarters of the Licensee’s fiscal year ending on September 30, 2003 (i.e., the period from January 1, 2003 through September 30, 2003, inclusive) and (y) the Licensee’s full fiscal year ending on September 30, 2004, on an annual rather than quarterly basis; it being understood that, subject to paragraph (b) below, other provisions of Section 6.1 of the License Agreement, including provisions regarding the determination of the amount of the royalties (which shall continue to be determined on a quarterly basis) shall be applied in accordance with their terms; provided that royalties for such fiscal years shall be payable no later than the fifth business day following delivery by the statutory auditors of Euro Disney of their reports with respect to the annual financial statements of Euro Disney; and provided, further, that other provisions of Section 6.3 of the License Agreement, including provisions regarding value added taxes and the obligation of Licensee to quarterly and annually submit to Licensor certain statements of account shall be applied in accordance with their terms.

(b) Waiver of Royalties Scheduled to be Paid for the Fiscal Year Ending on September 30, 2003.  Notwithstanding Section 6.1 of the License Agreement, and provided that, together with the annual statement contemplated by Section 6.3 of the License Agreement, you submit to us an annual statement of account showing the amount of royalties originally scheduled to be paid for the last three quarters of Licensee’s fiscal year ending on September 30, 2003, calculated in accordance with Section 6.1 of the License Agreement, and to the extent applicable, the modified amount of such royalties payable as a result of the provisions of this paragraph (b), we hereby unconditionally and irrevocably waive (subject only to the provisions of paragraph (c) below) our right to receive royalties originally scheduled to be paid for the last three quarters of such fiscal year, up to an amount (the “Waived Amount”) calculated as follows:

Waived Amount = Adjustment  x                                     Full License Agreement Amount

                                                                            Full License Agreement Amount  +  Full Management Fee Amount

For purposes of the foregoing:

“Adjustment” means such reduction, if any, in Consolidated Operating Costs (as defined in Annex XI to the Common Agreement) as is necessary (to the extent possible as a result of the Base Management Fee Waiver and the waiver contemplated hereby, taken in the aggregate) to cause the Cumulative Gross Operating Income Ratio (as defined below) to be in compliance with the Licensee’s undertaking pursuant to the first sentence of Section 4.2 of the Waiver Request with respect to the fiscal year ending on September 30, 2003;

“Full License Agreement Amount” means the amount provided for in Section 6.1 of the License Agreement (irrespective of this letter) with respect to the fiscal year ending on September 30, 2003;

“Full Management Fee Amount” means the amount of the Base Management Fee provided for in Article 4.1(a) of the Licensee’s by-laws (irrespective of the Base Management Fee Waiver) with respect to the fiscal year ending on September 30, 2003; and

“Cumulative Gross Operating Income Ratio” has the meaning assigned to it in Exhibit XI to the Common Agreement.

(c) Contingent Payment in Future Years.  Subject to the approval of the provisions of this paragraph (c) by the Supervisory Board of the Licensee, should you elect to take advantage of the waiver contained in paragraph (b) above, you shall pay to us (without interest) an amount or amounts (if any) not exceeding in the aggregate the Waived Amount, to the extent the EBITDA (as defined below) of the Licensee exceeds € 450 million for any fiscal year ending on September 30 of the years 2004 through 2008.  Such amount or amounts shall be paid to us no later than five business days following delivery by the statutory auditors of Licensee of the reports with respect to the annual financial statements of Licensee for such year or years.

For purposes of the foregoing, “EBITDA” shall mean Euro Disney’s income before lease and net financial charges, excluding depreciation and amortization, as stated in Euro Disney’s audited consolidated annual income statement, prepared in accordance with accounting principles generally accepted in France.

It is understood that the waivers set forth in paragraphs (a) and (b) above are exceptional, are limited by their terms, and do not create any obligation on our part to repay any royalties received to date or make any other payment of any nature whatsoever, including in the event the Waived Amount is insufficient to cause the Cumulative Gross Operating Income Ratio to be in compliance with Euro Disney's undertaking pursuant to the first sentence of Section 4.2 of the Waiver Request, or to waive any of our rights in respect of the method of calculation or payment of royalties set forth in Sections 6.1 and 6.3 of the License Agreement except to the extent expressly set forth herein.

Very truly yours,

THE WALT DISNEY COMPANY (NETHERLANDS) B.V.

By its Managing Director, Disney Enterprises, Inc.

By:	/s/ Joe Santaniello
Joe Santaniello